SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A. REPORTS 2Q08 RESULTS OF ITS SUBSIDIARY
TELEMIG CELULAR PARTICIPAÇÕES S.A.

Belo Horizonte, Brazil, July 30, 2008 – Telemig Celular Participações S.A. today reports the consolidated results for the second quarter of 2008 (2Q08). The Company’s operational and financial information, except where stated otherwise, is in millions of Brazilian Reais, as per the norms of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), including CVM Instruction 469/08, applicable to the preparation of Quarterly Earnings Releases. The comparisons refer to the second quarter of 2007 (2Q07), except when mentioned otherwise.

In the second quarter of 2008, Telemig regained its leadership in the state of Minas Gerais in terms of number of clients, which was boosted by the launch of Vivo brand on April 13, 2008. With the slogan: “What is good can become even better”, Vivo marked its arrival in the state of Minas Gerais.

With the acquisition of Telemig’s control, Vivo has maintained its coverage commitment for the Minas Comunica Project, especially targeting social infoinclusion. On July 1st, Telemig completed the project, covering the 134 municipalities comprising its section of the project.

HIGHLIGHTS

•	The client base registered 275 thousand net additions, reaching 4,262 thousand clients in June. GSM clients represent 84.8% of the total client base.

•	Recovery of leadership in the state of Minas Gerais with a 28.9% market share.

•	Telemig had 59 thousand recharge points as of June 2008, an increase of 55.8% when compared to the 2Q07. The handset distribution network totaled 1,199 points of sale.

•	Net service revenue of R$ 335.7 million, an increase of 6.6% over 2Q07 and 3.4% over 1Q08.

•	Sustained growth of data and VAS revenue, which increased 43.5% against the 2Q07, representing 9.2% of net service revenue in the quarter.

•	EBITDA margin of 21.6%, 15 p.p. below the 2Q07. EBITDA reached R$ 79.7 million, decreasing 35.5% against the 2Q07.

•	Operating cash flow registered the negative amount of R$ 29.3 million, a significant decrease when compared to the R$100.4 million registered in the 2Q07.

•	Net cash was R$682.4 million in the quarter, 0.6% higher than the 1Q08.

•	Significant CAPEX increase related to coverage expansion and improvement of network capacity and quality.

•	Conclusion of the Voluntary Tender Offer for preferred shares and commencement of the Tender Offer for the Sale of Control (Tag Along) for the acquisition of outstanding common shares of Telemig Celular Participações and Telemig Celular.

MESSAGE FROM THE MANAGEMENT

In April, the clients of Telemig Celular joined Vivo’s client base, becoming part of a company that is among the world’s 15 biggest mobile operators, with a community of 40 million clients. Being a part of Vivo’s base, the clients of Telemig Celular now enjoy advantages such as a bigger nationwide coverage, international roaming service in 200 countries and cheaper tariff plans. Moreover, clients in the state of Minas Gerais can now use the services of the operator which offers the best connection in Brazil, according to the Brazilian Telecommunications Agency (Anatel).

Telemig Celular's client base in 2Q08 totaled 4.3 million users, retaking the market leadership in the state of Minas Gerais, reaching an estimated 35.1% share of net additions in the period, and thus reversing the downward trend of this indicator. Such improved performance reflects the launch of the Vivo brand, the Company's coverage expansion throughout the country, the wider offer of plans and handsets, and, also, the Mother’s Day and Valentine's Day campaigns.

The Minas Comunica Project, which is an initiative of the Minas Gerais Government, especially targeting social infoinclusion and universalization of telecommunication was concluded on July 1st. Through this program, 134 municipalities received digital coverage. Additionally, the Company’s antennas were installed in another 89 municipalities in this quarter, thereby expanding the service offering in the region and providing the users with more options.

Telemig maintains the coverage leadership in the state of Minas Gerais and keeps investing in the expansion of both its coverage area and GSM network, as well as the improvement of its network capacity and quality.

ROBERTO LIMA
CEO

Results Presentation Basis

Total amounts may differ due to the rounding up of numbers. Information for 1Q08, 2Q07, 1H08 and 1H07 has been reclassified, when applicable. Additionally, the Company has analyzed the changes set forth in CVM Instruction 469, implementing them whenever applicable.

HIGHLIGHTS
R$ million	2Q08	1Q08	∆ %	2Q07	∆ %	2008	2007	∆ %

Net operating revenue	369.2	349.3	5.7%	337.5	9.4%	718.5	650.4	10.5%
Net service revenues	335.7	324.6	3.4%	315.0	6.6%	660.3	610.9	8.1%
Net handset revenues	33.5	24.7	35.6%	22.5	48.9%	58.2	39.5	47.3%
Total operating costs	(289.5)	(5.7)	4978.9%	(213.9)	35.3%	(295.2)	(409.3)	-27.9%
EBITDA	79.7	343.6	-76.8%	123.6	-35.5%	423.3	241.1	75.6%
EBITDA Margin (%)	21.6%	98.4%	-76.8 p.p.	36.6%	-15.0 p.p.	58.9%	37.1%	21.8 p.p.
Depreciation and amortization	(75.9)	(57.2)	32.7%	(50.1)	51.5%	(133.1)	(100.7)	32.2%
EBIT	3.8	286.4	-98.7%	73.5	-94.8%	290.2	140.4	106.7%
Net income	10.2	166.6	-93.9%	47.7	-78.6%	176.8	90.3	95.8%

Capex	109.0	12.2	793.4%	23.2	369.8%	121.2	34.6	250.3%
Capex over net revenues	29.5%	3.5%	26.0 p.p.	6.9%	22.6 p.p.	16.9%	5.3%	11.6 p.p.
Operating cash flow	(29.3)	331.4	n.a.	100.4	n.a.	302.1	206.5	46.3%
Change in working capital	3.4	(154.8)	n.a.	(103.8)	n.a.	(151.4)	(122.9)	23.2%

Customers (thousand)	4,262	3,986	6.9%	3,545	20.2%	4,262	3,545	20.2%
Net additions (thousand)	275	86	221.6%	49	457.3%	361	110	228.7%

Operating Cash Flow

Increase of investments led to a reduction in operating cash flow.
Operating Cash Flow (EBITDA-CAPEX) was negative by R$ 29.3 million in the quarter, below the R$ 100.4 million registered in the 2Q07 due to higher investments to improve network quality and expand the coverage area. Operating Cash Flow plus the change in working capital registered an expense of R$25.9 million in the 2Q08, also due to higher investments in the period.

Investments (CAPEX)

Investments focused on increasing network capacity and quality.
Telemig continues expanding its coverage area (611 municipalities with Telemig coverage out of 853 municipalities existing in the state of Minas Gerais) and its GSM network to improve network capacity and quality. Telemig has concluded coverage expansion to the 134 municipalities under the “Minas Comunica” Project in partnership with the Government of Minas Gerais, maintaining its leadership in coverage in the state. Additionally, Telemig acquired the 3G license in the State of Minas Gerais. For this, the company invested R$ 109.0 million in the 2Q08, which represents 29.5% of total net revenue.

CAPEX - TELEMIG
R$ million				Accum
	2Q08	1Q08	2Q07	2008	2007

Network	25.3	2.8	10.0	28.1	14.4
Technology / Information System	8.1	6.0	7.1	14.1	11.1
Licenses	50.0	0.0	0.0	50.0	0.0
Products and Services, Channels, Administrative and others	25.6	3.4	6.1	29.0	9.1
Total	109.0	12.2	23.2	121.2	34.6

% Net Revenues	29.5%	3.5%	6.9%	16.9%	5.3%

OPERATIONAL PERFORMANCE - TELEMIG
	2Q08	1Q08	∆ %	2Q07	∆ %

Subscribers (thousands)	4,262	3,986	6.9%	3,545	20.2%
Postpaid	855	834	2.5%	777	10.0%
Prepaid	3,407	3,153	8.1%	2,769	23.1%
Market Share	28.9%	28.6%	0.3 p.p.	30.4%	-1.5 p.p.
Net additions (thousands)	275	86	221.6%	49	457.1%
Market Share of Net Additions	35.1%	15.5%	19,6 p.p.	11.6%	23.5 p.p.
Market Penetration	73.8%	70.1%	3.7 p.p.	59.1%	14.7 p.p.

SAC (R$)	71.0	44.4	60.0%	78.9	-10.0%

Monthly Churn	3.7%	4.1%	-0,4 p.p.	3.3%	0,4 p.p.
ARPU (R$/month)	27.4	27.5	-0.4%	29.9	-8.4%
ARPU Incoming	13.1	12.9	1.6%	14.2	-7.7%
ARPU Outgoing	14.2	14.6	-2.7%	15.6	-9.0%
MOU Total (minutes)	105	95	9.9%	70	49.1%
MOU Incomig	31	31	0.0%	34	-9.6%
MOU Outgoing	74	65	13.5%	36	105.0%

Employees	2,716	2,848	-4.6%	2,743	-1.0%

OPERATING HIGHLIGHTS

Launch of Vivo brand and a new handset mix contributed to regain leadership in the state of Minas Gerais.	•	Leadership regained in the state of Minas Gerais with a 28.9% market share.

	•	At the end of the quarter, the client base reached 4,262 thousand users, of which more than 3,613 thousand use the GSM/EDGE technology. Client base growth was 20.2% and 6.9% compared to the 2Q07 and 1Q08, respectively. The launch of Vivo brand, Telemig’s insertion into a national scale of clients and the wider assortment of plans and handsets were key drivers of this growth.

	•	Net additions in the 2Q08 totaled 275 thousand new clients, with a market share of 35.1% of net additions in its area, reversing the downward trend.

SAC in line with 2Q07.	•	SAC of R$ 71.0 in the 2Q08, down by 10% versus the 2Q07 as a primary consequence of exchange rate variation reducing handset costs. When compared to 1Q08, SAC increased by 60% as a result of higher sales expenses related to Mother’s Day and Valentine’s Day campaigns and, also, advertising expenses related to the entry of Vivo in the Minas Gerais market. This indicator now follows the calculation criteria used by Vivo.

Reduction of monthly churn rate compared to 1Q08.	•	Monthly churn rate of 3.7% in the quarter, higher than the 3.3% registered in the 2Q07, as a consequence of the profile of prepaid clients acquired in the Christmas campaign. When compared to the 1Q08, the decrease was related to seasonality.

ARPU stable when compared to 1Q08.	•	ARPU was R$ 27.4 in the quarter, 8.4% down from the 2Q07,due to the growth and the arithmetic dilution resulting from the accelerated growth. When compared to the 1Q08, ARPU remained practically stable despite the significant growth in the client base.

MOU growth of 49.1% compared to 2Q07.	•	Blended MOU increased by 49.1% and 9.9% when compared to the 2Q07 and 1Q08, respectively. This growth is a result of usage incentive campaigns (Mother’s Day, Valentine’s Day and Christmas).

NET OPERATING REVENUE - TELEMIG

			According to Corporate Law

							Accum
R$ million	2Q08	1Q08	∆ %	2Q07	∆ %	2008	2007	∆ %

Franchise and Usage	143.6	142.9	0.5%	142.8	0.6%	286.5	273.2	4.9%
Data revenue plus VAS	31.0	27.7	11.9%	21.6	43.5%	58.7	43.8	34.0%
Network usage	158.4	149.6	5.9%	147.3	7.5%	308.0	287.1	7.3%
Other services	2.7	4.4	-38.6%	3.3	-18.2%	7.1	6.8	4.4%
Net service revenues	335.7	324.6	3.4%	315.0	6.6%	660.3	610.9	8.1%

Net handset revenues	33.5	24.7	35.6%	22.5	48.9%	58.2	39.5	47.3%
Net Revenues	369.2	349.3	5.7%	337.5	9.4%	718.5	650.4	10.5%

Composition of Operating Revenues

OPERATING REVENUE

Consistent revenue growth.	•	Total net revenue increased by 9.4% and 5.7% compared to 2Q07 and 1Q08, respectively. This increase is a result of higher handset revenues associated to stronger commercial activity; higher network usage revenue associated to the client base growth; growth of data and VAS services usage; and, higher financial volume of recharges (47.3% growth over 2Q07).

Data and VAS revenue increased by 43.5% compared to 2Q07.	•	Data and VAS revenue increased by 43.5% and 11.9% compared to the 2Q07 and 1Q08, respectively, mainly due to the increase in SMS usage as a consequence of new postpaid plans offering data advantages.

OPERATING COSTS - TELEMIG

			According to Corporate Law

							Accum
R$ million	2Q08	1Q08	∆ %	2Q07	∆ %	2008	2007	∆ %

Personnel	(34.0)	(37.9)	-10.3%	(33.3)	2.1%	(71.9)	(62.0)	16.0%

Cost of services rendered	(125.9)	(115.1)	9.4%	(95.8)	31.4%	(241.0)	(193.6)	24.5%

Leased lines	(11.8)	(12.6)	-6.3%	(12.1)	-2.5%	(24.4)	(24.1)	1.2%
Interconnection	(66.9)	(61.8)	8.3%	(51.9)	28.9%	(128.7)	(100.6)	27.9%
Rent/Insurance/Condominium fees	(10.3)	(9.8)	5.1%	(6.1)	68.9%	(20.1)	(15.3)	31.4%
Fistel and other taxes and contributions	(17.9)	(14.5)	23.4%	(12.0)	49.2%	(32.4)	(24.3)	33.3%
Third-party services	(13.3)	(13.8)	-3.6%	(13.2)	0.8%	(27.1)	(24.0)	12.9%
Others	(5.7)	(2.6)	119.2%	(0.5)	n.a.	(8.3)	(5.3)	56.6%
Cost of goods sold	(44.9)	(31.4)	43.0%	(26.4)	70.1%	(76.3)	(43.8)	74.2%

Selling expenses	(85.8)	(54.8)	56.6%	(55.7)	54.0%	(140.6)	(102.3)	37.4%

Provision for bad debt	(10.5)	(8.3)	26.5%	(6.7)	56.7%	(18.8)	(13.1)	43.5%
Third-party services	(58.5)	(34.0)	72.1%	(33.4)	75.1%	(92.5)	(56.6)	63.4%
Customer loyalty and donatios	(13.4)	(8.9)	50.6%	(11.6)	15.5%	(22.3)	(26.0)	-14.2%
Others	(3.4)	(3.6)	-5.6%	(4.0)	-15.0%	(7.0)	(6.6)	6.1%
General & administrative expenses	(15.5)	(31.8)	-51.3%	(14.7)	5.4%	(47.3)	(31.9)	48.3%

Third-party services	(13.6)	(28.6)	-52.4%	(13.2)	3.0%	(42.2)	(28.9)	46.0%
Others	(1.9)	(3.2)	-40.6%	(1.5)	26.7%	(5.1)	(3.0)	70.0%
Other operating revenue (expenses)	16.6	265.3	-93.7%	12.0	38.3%	281.9	24.3	1060.1%

Operating revenue	27.0	262.7	-89.7%	11.0	145.5%	289.7	22.9	1165.1%
Operating expenses	(10.1)	(2.4)	320.8%	(2.5)	304.0%	(12.5)	(4.8)	160.4%
Other operating revenue (expenses)	(0.3)	5.0	n.a.	3.5	n.a.	4.7	6.2	-24.2%

Total costs before depreciation / amortization	(289.5)	(5.7)	4978.9%	(213.9)	35.3%	(295.2)	(409.3)	-27.9%

Depreciation and amortization	(75.9)	(57.2)	32.7%	(50.1)	51.5%	(133.1)	(100.7)	32.2%
Total operating costs	(365.4)	(62.9)	480.9%	(264.0)	38.4%	(428.3)	(510.0)	-16.0%

OPERATING COSTS

Cost of service increased by 9.4% over 1Q08.	•	Cost of services increased by 31.4% and 9.4% over 2Q07 and 1Q08, respectively, due to higher interconnection cost related to both the growth of outgoing traffic and increase of Fistel Fee associated to the client base expansion.

	•	The cost of goods sold registered an increase of 70.1% over 2Q07, due to higher number of gross activations (increase of 80.8%). When compared to the 1Q08, cost of goods sold increased by 43.0% due to higher commercial activity associated to Mother’s Day and Valentine’s Day campaigns.

	•	In the 2Q08, selling expenses increased by 54.0% and 56.6% over the 2Q07 and 1Q08, respectively due to the higher advertising and publicity costs associated with Vivo’s entry in the state of Minas Gerais, Mother’s Day and Valentine’s Day.

	•	Provision for Bad Debt recorded an increase of 56.7% over 2Q07 as a consequence of higher postpaid sales volume during the 2007 Christmas campaign in relation to 2006. The amount of R$ 10.5 million represents 1.9% of total gross revenue. When compared to 1Q08, provision for bad debt increased by 26.5% due to seasonality.

Reduction of 51.3% in G&A expenses, quarter-over- quarter.	•	General and administrative expenses increased by 5.4% compared to the 2Q07, due to the increase in system maintenance costs. When compared to 1Q08, G&A expenses would have remained flat if we exclude the payment of attorneys’ fees paid in the ICMS lawsuit in the 1Q08.

	•	Other Operating Revenues/ Expenses came to revenue of R$16.6 million, higher than R$ 12.0 million posted in the 2Q07 and lower when compared to R$265.3 million registered in the 1Q08. This reduction primarily results from the impact of ICMS provision reversal in 1Q08.

EBITDA

Reduction of 7.9 p.p. in the EBITDA margin over adjusted 1Q08 (ICM effect).	•
EBITDA (earnings before interest, taxes, depreciation and amortization)stood at R$ 79.7 million in the quarter, a 35.5% reduction from the R$ 123.6 million posted in the 2Q07, resulting in an EBITDA Margin of 21.6%. When compared to the 1Q08, EBITDA decreased by 76.8% as a result of the impact of the reversal of the provisions for the ICMS tax in the 1Q08, and, also, higher costs for adding new clients (Mother’s Day and Valentine’s Day)and launch of Vivo brand.

DEPRECIATION AND AMORTIZATION

•
Depreciation and amortization increased by 51.5% and 32.7% over the 2Q07 and 1Q08, respectively, as a consequence of deferred assets amortization and the start of depreciation of sites activated for the Minas Comunica Project.

FINANCIAL REVENUES (EXPENSES) - TELEMIG

			According to Corporate Law

							Accum
R$ million	2Q08	1Q08	∆ %	2Q07	∆ %	2008	2007	∆ %

Financial Revenues	29.2	26.1	11.9%	18.6	57.0%	55.3	37.9	45.9%

Other financial revenues	30.1	26.7	12.7%	19.1	57.6%	56.8	38.5	47.5%
(-) Pis/Cofins taxes on financial revenues	(0.9)	(0.6)	50.0%	(0.5)	80.0%	(1.5)	(0.6)	150.0%

Financial Expenses	(11.9)	(9.7)	22.7%	(11.5)	3.5%	(21.6)	(23.0)	-6.1%

Other financial expenses	(7.1)	(5.2)	36.5%	(6.8)	4.4%	(12.3)	(13.4)	-8.2%
Gains (Losses) with derivatives transactions	(4.8)	(4.5)	6.7%	(4.7)	2.1%	(9.3)	(9.6)	-3.1%

Exchange rate variation / Monetary variation	(3.9)	0.1	n.a.	1.2	n.a.	(3.8)	2.1	n.a.

Net Financial Income	13.4	16.5	-18.8%	8.3	61.4%	29.9	17.0	75.9%

Increase of 61.4% in net financial revenues over the 2Q07.	•	Telemig’s net financial revenue decreased by R$3.1 million between the 2Q08 and 1Q08, due to the adjustment of the provision for monetary restatement on the sale of assets.
	•	Telemig’s net financial revenue increased by R$ 5.1 million in the 2Q08 over the 2Q07. This increase is mainly due to the growth in cash investments (availabilities) caused, mainly, by the reversal of provisions for the ICMS tax in the 1Q08.

LOANS AND FINANCING - TELEMIG

		CURRENCY

Creditors (R$ million)	R$	US$	Total

Financial Institutions	-	133.0	133.0
FUNDOMIC Debentures	24.3	-	24.3
Total	24.3	133.0	157.3

Exchange rate used		1.59190

Payment Schedule - Long Term

2009	-	-	-
after 2009	24.3	-	24.3
Total	24.3	-	24.3

NET DEBT - TELEMIG

	June 30, 2008	March 31, 2008	June 30, 2007

Short Term	133.0	142.3	6.4
Long Term	24.3	23.8	154.1

Total Debt	157.3	166.1	160.5

Cash and Equivalents	(955.0)	(942.2)	(572.0)
Derivatives	115.3	97.9	70.1

Net Debt	(682.4)	(678.2)	(341.4)

Consistent net cash growth.
On June 30, 2008, Telemig’s total debt was R$ 157.3 million, 84.6% of which denominated in foreign currency. The Company has hedged 95.7% of its debt against foreign exchange volatility. This debt was offset by cash and cash investments totaling R$ 955.0 million and by derivative assets and liabilities totaling R$ 115.3 million, resulting in net cash of R$ 682.4 million.

•
Net Income was R$ 10.2 million in the quarter, 78.6% and 93.9% lower than the 2Q07 and 1Q08, respectively. It is worth mentioning that 1Q08 was positively impacted by the reversal of ICMS provision. Operating income (EBIT) was reduced by 94.8% over the 2Q07 and 91.7% over the 1Q08 (excluding the impact related to the reversal of ICMS provision in the 1Q08).

Capital Market.	•	Telemig Celular Participações’ common shares gained 3.6%, preferred shares lost 6.1% and the ADRs gained 5.0% in the quarter. The comparison is always made with the quarter’s last trading day.

Ownership Breakdown and Capital Stock after acquisition by Vivo

TELEMIG CAPITAL STOCK IN 06/30/2008
SHAREHOLDER	COMMON		PREFERRED		TOTAL
Vivo Participações S.A	7,258,108	53.9%	969,932	4.3%	8,228,040	22.7%
TCO IP S.A.	-	0.0%	7,257,020	31.9%	7,257,020	20.0%
Sub Total Controlling Group	7,258,108	53.9%	8,226,952	36.2%	15,485,060	42.8%
Treasury Shares	-	0.0%	-	0.0%	-	0.0%
Other Shareholders	6,207,951	46.1%	14,514,050	63.8%	20,722,001	57.2%
TOTAL	13,466,059	100.0%	22,741,002	100.0%	36,207,061	100.0%

Acquisition by Vivo.	•

Vivo Participações S.A., pursuant to CVM Instruction 358/02, announced on April 3, the transfer of shareholding control in Telemig Celular Participações and, indirectly, in its subsidiary Telemig Celular. The amount for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações paid on said date, plus the remuneration envisaged in the Purchase and Sale Agreement with Telpart, is R$1,162,594,377.44 (one billion, one hundred sixty-two million, five hundred ninety-four thousand, three hundred seventy-seven reais and forty- four centavos), equivalent to around R$ 151.17 (one hundred fifty-one reais and seventeen centavos) per common share, and R$67.43 (sixty-seven reais and forty-three centavos) per preferred share. The amounts paid for the common shares of Telemig Participações come to approximately R$ 2,625.04 (two thousand, six hundred twent y-five reais and four centavos) per common share of Telemig Celular S.A.

Voluntary Public Tender Offer for preferred shares of Telemig Celular Participações and Telemig Celular.	•

As approved by the Company’s Board of Directors Meeting held on August 2, 2007 and, pursuant to the acquisition of control of the Company (and, indirectly, its subsidiary), Vivo Participações, through its subsidiary, TCO IP S.A. (“TCO IP”)launched in Brazil on April 8, 2008, a Voluntary Public Tender Offer (“Voluntary PTO”) for acquiring up to a third (1/3) of the Telemig Celular Participações’ and its subsidiary’s outstanding preferred shares. In the Telemig Celular Participações’ case, the Voluntary PTO was extended to holders of preferred shareholders underlying the American Depository Shares (“ADSs”). Each ADS of Telemig Celular Participações represents two preferred shares.

The main terms and conditions of the Voluntary PTO were the following: the price, corresponding to a premium of approximately 25% over the weighted average the preferred shares prices in the 30 (thirty) trading sessions of the São Paulo Stock Exchange (BOVESPA) prior to August 1, 2007, inclusive, was (i) R$ 654.72 per preferred share in the subsidiary, and (ii) R$ 63.90 per preferred share of Telemig Celular Participações.

With the conclusion of the Voluntary PTO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of Telemig Celular Participações and 89,492 preferred shares of its subsidiary. As a result, Vivo now holds a 42.76% interest in Telemig Celular Participações’ capital stock.

Subsequent Events

Public Tender Offer through the sale of control of Telemig CelularParticipações and Telemig Celular.	•

On July 15, Vivo published the notice for the Public Tender Offer of Shares through the Sale of Control for the acquisition of outstanding common shares, continuing the acquisition process of Telemig Celular Participações and Telemig Celular. The price to be paid for Telemig Celular Participações’ common shares to be sold in the Auction (as defined in item 3.3 of the Notice) by the non- controlling shareholders that accept said Offer will be R$ 120.93 per share and for Telemig Celular’s common shares to be sold in the Auction by the non- controlling shareholders that accept said Offer will be R$ 2,100.03 per share. Said prices will be paid in cash and will be monetarily restated from the Closing Date until the Financial Settlement Date of the Auctions, based on the Interbank rate (CDI) for the period. Two separate auctions will be held on the “Mega Bolsa” on August 15, 2008. The physical and financial settlement of the Offers will be made under the net settlement method, according to the rules set forth by the Brazilian Clearing and Depository Corporation (CBLC), on the third business day after the holding of the Auctions.

Additional information about the public tender offer is available on Telemig’s Investor Relations Website at www.telemigholding.com.br.

Launch of Blackberry.	•

Telemig Celular launched Blackberry in the state of Minas Gerais on July 14, 2008. Blackberry is a handheld device that works as a mobile phone and which will provide clients in Minas with free internet access through their mobiles and the possibility of real-time access to emails. This was the tool that the Company’s portfolio lacked to take on local competition. The main challenge in offering Blackberry was in adapting the processes, systems and legal agreements. Two service options will be offered: BIS – Blackberry Internet Service – focusing on the retail market, it offers users the freedom to configure their email accounts with any public provider, and BES – Blackberry Enterprise Server – destined to the corporate market, its main characteristic is access to corporate emails.

CONSOLIDATED INCOME STATEMENTS - TELEMIG
	According to Corporate Law

						Accum
R$ million	2Q08	1Q08	∆%	2Q07	∆%	2008	2007	∆%

Gross Revenues	562.1	505.4	11.2%	466.5	20.5%	1,067.5	901.9	18.4%

Gross service revenues	523.7	477.3	9.7%	440.0	19.0%	1,001.0	855.1	17.1%
Deductions – Taxes and others	(188.0)	(152.7)	23.1%	(125.0)	50.4%	(340.7)	(244.2)	39.5%
Gross handset revenues	38.4	28.1	36.7%	26.5	44.9%	66.5	46.8	42.1%
Deductions – Taxes and others	(4.9)	(3.4)	44.1%	(4.0)	22.5%	(8.3)	(7.3)	13.7%

Net Revenues	369.2	349.3	5.7%	337.5	9.4%	718.5	650.4	10.5%

Net service revenues	335.7	324.6	3.4%	315.0	6.6%	660.3	610.9	8.1%
Franchise and Usage	143.6	142.9	0.5%	142.8	0.6%	286.5	273.2	4.9%
Data revenue plus VAS	31.0	27.7	11.9%	21.6	43.5%	58.7	43.8	34.0%
Network usage	158.4	149.6	5.9%	147.3	7.5%	308.0	287.1	7.3%
Other services	2.7	4.4	-38.6%	3.3	-18.2%	7.1	6.8	4.4%
Net handset revenues	33.5	24.7	35.6%	22.5	48.9%	58.2	39.5	47.3%

Operating Costs	(289.5)	(5.7)	4978.9%	(213.9)	35.3%	(295.2)	(409.3)	-27.9%

Personnel	(34.0)	(37.9)	-10.3%	(33.3)	2.1%	(71.9)	(62.0)	16.0%

Cost of services rendered	(125.9)	(115.1)	9.4%	(95.8)	31.4%	(241.0)	(193.6)	24.5%
Leased lines	(11.8)	(12.6)	-6.3%	(12.1)	-2.5%	(24.4)	(24.1)	1.2%
Interconnection	(66.9)	(61.8)	8.3%	(51.9)	28.9%	(128.7)	(100.6)	27.9%
Rent/Insurance/Condominium fees	(10.3)	(9.8)	5.1%	(6.1)	68.9%	(20.1)	(15.3)	31.4%
Fistel and other taxes and contributions	(17.9)	(14.5)	23.4%	(12.0)	49.2%	(32.4)	(24.3)	33.3%
Third-party services	(13.3)	(13.8)	-3.6%	(13.2)	0.8%	(27.1)	(24.0)	12.9%
Others	(5.7)	(2.6)	119.2%	(0.5)	n.a.	(8.3)	(5.3)	56.6%
Cost of handsets	(44.9)	(31.4)	43.0%	(26.4)	70.1%	(76.3)	(43.8)	74.2%

Selling expenses	(85.8)	(54.8)	56.6%	(55.7)	54.0%	(140.6)	(102.3)	37.4%
Provision for bad debt	(10.5)	(8.3)	26.5%	(6.7)	56.7%	(18.8)	(13.1)	43.5%
Third-party services	(58.5)	(34.0)	72.1%	(33.4)	75.1%	(92.5)	(56.6)	63.4%
Costumer loyalty and donations	(13.4)	(8.9)	50.6%	(11.6)	15.5%	(22.3)	(26.0)	-14.2%
Others	(3.4)	(3.6)	-5.6%	(4.0)	-15.0%	(7.0)	(6.6)	6.1%
General & administrative expenses	(15.5)	(31.8)	-51.3%	(14.7)	5.4%	(47.3)	(31.9)	48.3%
Third-party services	(13.6)	(28.6)	-52.4%	(13.2)	3.0%	(42.2)	(28.9)	46.0%
Others	(1.9)	(3.2)	-40.6%	(1.5)	26.7%	(5.1)	(3.0)	70.0%
Other operating revenue (expenses)	16.6	265.3	-93.7%	12.0	38.3%	281.9	24.3	1060.1%
Operating revenue	27.0	262.7	-89.7%	11.0	145.5%	289.7	22.9	1165.1%
Operating expenses	(10.1)	(2.4)	320.8%	(2.5)	304.0%	(12.5)	(4.8)	160.4%
Other operating revenue (expenses)	(0.3)	5.0	n.a.	3.5	n.a.	4.7	6.2	-24.2%

EBITDA	79.7	343.6	-76.8%	123.6	-35.5%	423.3	241.1	75.6%
Margin %	21.6%	98.4%	-76.8 p.p.	36.6%	-15.0 p.p.	58.9%	37.1%	21.8 p.p.

Depreciation and Amortization	(75.9)	(57.2)	32.7%	(50.1)	51.5%	(133.1)	(100.7)	32.2%

EBIT	3.8	286.4	-98.7%	73.5	-94.8%	290.2	140.4	106.7%

Net Financial Income	13.4	16.5	-18.8%	8.3	61.4%	29.9	17.0	75.9%
Financial Revenues	29.2	26.1	11.9%	18.6	57.0%	55.3	37.9	45.9%
Other financial revenues	30.1	26.7	12.7%	19.1	57.6%	56.8	38.5	47.5%
(-) Pis/Cofins taxes on financial revenues	(0.9)	(0.6)	50.0%	(0.5)	80.0%	(1.5)	(0.6)	150.0%
Financial Expenses	(11.9)	(9.7)	22.7%	(11.5)	3.5%	(21.6)	(23.0)	-6.1%
Other financial expenses	(7.1)	(5.2)	36.5%	(6.8)	4.4%	(12.3)	(13.4)	-8.2%
Gains (Losses) with derivatives transactions	(4.8)	(4.5)	6.7%	(4.7)	2.1%	(9.3)	(9.6)	-3.1%
Exchange rate variation / Monetary variation	(3.9)	0.1	n.a.	1.2	n.a.	(3.8)	2.1	n.a.
Non-operating revenue/expenses	0.2	0.1	n.a.	0.0	n.a.	0.3	0.0	n.a.
Taxes	(6.5)	(104.0)	-93.8%	(26.6)	-75.6%	(110.5)	(52.1)	112.1%
Variation of subsidiary's shareholders equity	0.0	0.0	n.a.	1.0	-100.0%	0.0	1.0	n.a.
Minority Interest	(0.7)	(32.4)	-97.8%	(8.5)	-91.8%	(33.1)	(16.0)	106.9%

Net Income	10.2	166.6	-93.9%	47.7	-78.6%	176.8	90.3	95.8%

CONSOLIDATED BALANCE SHEET - TELEMIG
R$ million
ASSETS	Jun 30. 08	Mar 31. 08	∆%

Current Assets	1,535.4	1,478.0	3.9%

Cash and banks	3.2	2.4	33.3%
Temporary cash investments	951.8	939.8	1.3%
Net accounts receivable	219.1	212.2	3.3%
Inventory	73.8	54.2	36.2%
Prepayment to Suppliers	0.5	0.8	-37.5%
Deferred and recoverable taxes	211.5	216.1	-2.1%
Prepaid Expenses	44.7	48.9	-8.6%
Other current assets	30.8	3.6	755.6%

Non- Current Assets	1,057.6	1,018.9	3.8%

Long Term Assets:
Deferred and recoverable taxes	206.8	182.6	13.3%
Prepaid Expenses	6.1	1.1	454.5%
Other long term assets	5.3	28.9	-81.7%
Plant, property and equipment	685.6	695.2	-1.4%
Net intangible assets	153.8	99.3	54.9%
Deferred assets	-	11.8	-100.0%

Total Assets	2,593.0	2,496.9	3.8%

LIABILITIES

Current Liabilities	876.9	820.9	6.8%

Personnel, tax and benefits	24.8	19.5	27.2%
Suppliers and Consignment	331.6	288.8	14.8%
Taxes, fees and contributions	66.2	67.8	-2.4%
Loans and financing	133.0	142.3	-6.5%
Interest on own capital and dividends	8.4	59.4	-85.9%
Derivatives transactions	115.3	97.9	17.8%
Licence Concession	51.0	5.8	779.3%
Other current liabilities	146.6	139.4	5.2%

Non-Current Liabilities	92.4	67.9	36.1%

Long Term Liabilities:
Taxes, fees and contributions	11.9	4.4	170.5%
Loans and financing	24.3	23.8	2.1%
Contingencies provision	14.1	10.9	29.4%
Licence Concession	22.2	25.7	-13.6%
Other long term liabilities	19.9	3.1	541.9%

Minority interest	212.7	211.7	0.5%

Shareholder's Equity	1,411.0	1,396.4	1.0%

Total Liabilities and Shareholder's Equity	2,593.0	2,496.9	3.8%

CONSOLIDATED STATEMENTS OF CASH FLOWS - TELEMIG
(In million of Brazilian reais)
				Acumm.	Acumm.
OPERATING ACTIVITIES	2Q08	1Q08	2Q07	2008	2007

Net income (loss)	10.2	166.6	47.7	176.8	90.3

Adjustments to reconcile net income (loss) to cash provided by operating activities:
Minority interest	0.8	32.4	8.5	33.2	16.0
Depreciation and amortization	75.9	57.2	50.1	133.1	100.7
(Gain) loss on property, plant and equipment disposals	(0.1)	-	1.1	(0.1)	1.1
Loss in forward, swap and option contracts	17.4	6.3	14.7	23.7	26.6
Unrealized gains on short-term investments	(14.0)	(18.5)	(13.6)	(32.5)	(28.8)
Monetary and Exchange variation on loans, financing and debentures	12.1	1.6	9.9	13.7	16.9
Allowance for doubtful accounts receivable	10.5	8.3	6.7	18.8	13.0
Reserve for pension and other post-retirementbenefit plans	1.7	-	-	1.7	-

(Increase) decrease in operational assets:
Trade accounts receivable	(17.4)	12.4	35.6	(5.0)	43.8
Inventories	(19.6)	(18.9)	(0.5)	(38.5)	9.8
Deferred and recoverable taxes	(19.5)	177.5	(23.0)	158.0	29.6
Other current and noncurrent assets	673.9	(211.6)	(26.0)	462.3	(37.5)

(Increase) decrease in operational liabilities:
Payroll and related accruals	5.3	(15.2)	(7.1)	(9.9)	(0.2)
Trade accounts payable	42.8	(106.8)	(53.0)	(64.0)	(127.8)
Interest payable	(20.8)	(6.9)	(16.2)	(27.7)	(34.6)
Taxes payable	5.9	(84.3)	11.8	(78.4)	(23.1)
Reserve for contingencies	3.1	(8.0)	0.3	(4.9)	0.7
Other current and noncurrent liabilities	68.6	(5.1)	(10.5)	63.5	(7.0)

Net cash provided by operating activities	836.8	(13.0)	36.5	823.8	89.5

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible	(108.9)	(12.2)	(23.4)	(121.1)	(35.2)
Cash received on sale of property, plant and equipment	-	0.7	-	0.7	-

Net cash provided by investing activities	(108.9)	(11.5)	(23.4)	(120.4)	(35.2)

FINANCING ACTIVITIES
New loans and debentures obtained	-	17.3	-	17.3	-
Interest on shareholders’ equity and dividends paid to minorities	(51.0)	-	(36.1)	(51.0)	(36.1)

Net cash from (used in) financing activities	(51.0)	17.3	(36.1)	(33.7)	(36.1)

INCREASE IN CASH AND CASH EQUIVALENTS	676.9	(7.2)	(23.0)	669.7	18.2

CASH AND CASH EQUIVALENTS
At the beginning of the year	3.1	10.3	63.0	10.3	21.8
At the end of the year	680.0	3.1	40.0	680.0	40.0

	676.9	(7.2)	(23.0)	669.7	18.2

Telemig Celular Participações
Investor Relations
Roberto Oliveira de Lima
Carlos Raimar Schoeninger
Renata Pantoja

Rua Levindo Lopes, 258 – Funcionários – 30.140 -170
Telephone: +55 31 9933-3535
E-mail: ri@telepart.com.br

     More information available at
http://www.telemigholding.com.br

This press release contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

CAPEX – Capital Expenditure.	Operating indicators:
Working capital = Current Capital – Net Debt.	Gross additions – Total of customers acquired in the period.
Net debt = Gross debt – cash – financial investments – securities –	Net additions = Gross Additions – number of customers disconnected.
asset from derivative transactions + liability from derivative transactions.	ARPU (Average Revenue per User) – net revenue from services per
Net Debt / EBITDA – Index which evaluates the Company’s ability to	month / monthly average of customers in the period.
pay its debt with the generation of operating cash within a one-year	Postpaid ARPU – ARPU of postpaid service users.
period.	Prepaid ARPU – ARPU of prepaid service users.
EBIT – Earnings before interest and taxes.	Blended ARPU – ARPU of the total customer base (contract + prepaid).
EBITDA – Earnings result before interest. taxes. depreciation and	Entry Barrier – Value of the least expensive phone offered.
amortization.	Customers – Number of wireless lines in service.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures	Churn rate = percentage of the disconnections from customer base
the Company’s financial leverage.	during the period or the number of customers disconnected in the period
Operating Cash Flow = EBITDA – CAPEX.	/ ((customers at the beginning of the period + customers at the end of
TSI – Telecommunication Service Index	the period) / 2).
EBITDA Margin = EBITDA / Net Operating Revenue.	Market share = Company’s total number of customers / number of
PDD – Provision for bad debt. A concept in accounting that measures	customers in its operating area.
the provision made for accounts receivable overdue for more than 90	Market share of net additions: participation of estimated net additions
days.	in the operating area.
NE – Shareholders’ Equity.	MOU (minutes of use) – monthly average. in minutes. of traffic per
Subsidy = (net revenue from goods – cost of goods sold + discounts	customer = (Total number of outgoing minutes + incoming minutes) /
given by suppliers) / gross additions.	monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Technology and Services	Prepaid MOU – MOU of prepaid service users.
1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x	Market penetration = Company’s total number of customers +
technology which, pursuant to the ITU (International Telecommunication	estimated number of customers of competitors) / each 100 inhabitants in
Union). and in accordance with the IMT-2000 rules is considered 3G	the Company’s operating area.
(third generation) Technology.	Productivity = number of customers / permanent employees.
CDMA – (Code Division Multiple Access) – Wireless interface	Right planning programs – Customer profile adequacy plans
technology for cellular networks based on spectral spreading of the	SAC – cost of acquisition per customer = (70% marketing expenses +
radio signal and channel division by code domain.	costs of the distribution network + handset subsidies) / gross additions.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data	VC – Communication values per minute.
transmission speed of up to 2.4 Megabits per second.	VC1 – Communication values for calls in the same area of the
CSP – Carrier Selection Code.	subscriber.
SMP – Personal Mobile Services.	VC2 – Communication values for Calls posted outside the area code
SMS – Short Message Service – Short text message service for cellular	and inside the State.
handsets. allowing customers to send and receive alphanumerical	VC3 – Communication values for Calls outside the State.
messages.	VU-M – Value of mobile use of the Cellular Operator network which the
WAP – Wireless Application Protocol is an open and standardized	Fixed Telephone Operator pays for a call from a Fixed Phone to a
protocol started in 1997 which allows access to Internet servers through	Mobile Phone (interconnection fee).
specific equipment. a WAP Gateway at the carrier. and WAP browsers	Partial Bill & Keep – a concept under which, for calls between mobile
in customers’ handsets. WAP supports a specific language (WML) and	operators in the same registration area (local), one operator is obliged to
specific applications (WML script).	pay the other the interconnection charge (VUM) only if traffic exceeded
ZAP – A service which allows quick wireless access to the Internet	55% of the total in either direction, impacting revenues and
through a computer, notebook or palmtop, using the CDMA 1xRTT	interconnection costs. Discontinued in July 2006.
GSM – (Global System for Mobile communication) – used to transmit voice and data, built in co-mute system that divides the periods of each one of the transmission channels.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima

Name:	Roberto Oliveira de Lima
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.